Exhibit (a)(1)(G)
FORM OF REMINDER E-MAILS TO EMPLOYEES OF EXPIRATION DATE

To:	[E-MAIL ADDRESS]

From:	TOAdmin@acs-inc.com

Date:	[DATE]

Subject:	Reminder of Expiration Date – Deadline: 4:00 P.M., Dallas, Texas time, July 17, 2007
To all option holders eligible to participate in the Offer to Amend Eligible Options, dated June 18, 2007 (the “Offer to Amend”) that have not submitted an election form to Affiliated Computer Services, Inc. (“ACS”):
The Offer to Amend will expire at 4:00 p.m., Dallas, Texas time, on July 17, 2007 unless we extend the offer.
If you decide to accept the offer with respect to some or all of your eligible options, you must submit your election form in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not want to accept the offer with respect to all of your eligible options, please e-mail or fax us your completed election form indicating that you choose not to amend your eligible options. However, you may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code.
This reminder is being distributed to employees eligible to participate in the offer that have not submitted an election form to ACS.

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